                        SECURITIES AND EXCHANGE COMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number: 0-22684

            UNIVERSAL FOREST PRODUCTS, INC. EMPLOYEES' PROFIT SHARING
                           AND 401(k) RETIREMENT PLAN
 (Full title of the plan and the address of the plan, if different from that of issuer named below)

                         UNIVERSAL FOREST PRODUCTS, INC.
                              2801 EAST BELTLINE NE
                        GRAND RAPIDS, MICHIGAN 49525-9736
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                 Financial Statements and Supplemental Schedule

                     Years Ended December 31, 2005 and 2004

                                    CONTENTS

Report of Independent Registered Public Accounting Firm ...................    3

Financial Statements

Statements of Assets Available for Benefits ...............................    4
Statements of Changes in Assets Available for Benefits ....................    5
Notes to Financial Statements .............................................    6

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year) .............   10

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Universal Forest Products, Inc. Employees' Profit Sharing and
   401(k) Retirement Plan

We have audited the accompanying statements of assets available for benefits of Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
Grand Rapids, Michigan
June 2, 2006

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                   Statements of Assets Available for Benefits

                                              DECEMBER 31
                                      ---------------------------
                                          2005           2004
                                      ------------   ------------
ASSETS
Cash                                  $      7,960   $         24
Investments, at fair value             157,693,815    132,452,105
Participant loans receivable             7,508,889      6,412,625
                                      ------------   ------------
                                       165,202,704    138,864,730
Participant contribution receivable        159,457             --
Employer contribution receivable           901,295        878,193
                                      ------------   ------------
Assets available for benefits         $166,271,416   $139,742,947
                                      ============   ============

See accompanying notes.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

             Statements of Changes in Assets Available for Benefits

                                                           YEARS ENDED DECEMBER 31
                                                         ---------------------------
                                                             2005           2004
                                                         ------------   ------------
ADDITIONS
Participant contributions                                $  9,913,171   $  9,213,476
Employer contributions                                      3,791,022      3,471,871
Interest income                                               454,040        339,184
Dividend income                                             2,301,804        982,729
                                                         ------------   ------------
                                                           16,460,037     14,007,260
DEDUCTIONS
Distributions to participants                               8,229,385      6,271,724
Administrative expenses                                       419,827        437,467
                                                         ------------   ------------
                                                            8,649,212      6,709,191
Net realized and unrealized appreciation in fair value
   of investments                                          18,717,644     18,795,244
                                                         ------------   ------------
Net additions                                              26,528,469     26,093,313
Assets available for benefits at beginning of year        139,742,947    113,649,634
                                                         ------------   ------------
Assets available for benefits at end of year             $166,271,416   $139,742,947
                                                         ============   ============

See accompanying notes.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                          Notes to Financial Statements

                           December 31, 2005 and 2004

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

INVESTMENTS

The Plan's investments are stated at fair value, which are, where information is available, based on quoted market values as of the end of the year. Investment transactions are recorded as of the settlement dates. The change in the difference between the fair value and the cost of investments held is combined with realized gains and losses on sales of investments and reported in the statements of changes in assets available for benefits as net realized and unrealized appreciation or depreciation in the fair value of investments. Realized gains and losses on sales of investments represent the difference between the proceeds received and the original cost of investments sold.

The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Universal Forest Products, Inc. common stock and the funds held in the Gartmore Morley Stable Value Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of the Universal Forest Products, Inc. common stock and the cash investment held by the Fund. At December 31, 2005, 1,173,186 units were outstanding with a value of $54.32 per unit (at December 31, 2004, 1,137,123 units were outstanding with a value of $42.84 per unit).

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

Administrative expenses incurred in connection with the operations of the Plan are paid by Universal Forest Products, Inc. (the Company), except for loan and certain investment fees, which are paid out of participant's accounts.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Company, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Eligible employees are those who are 18 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding Plan year-end dates.

Participants may voluntarily contribute up to 25% of their compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Company contributes regular discretionary matching contributions, and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 50% of participant deferrals (in the second quarter of 2004, an additional matching contribution of 17% was made) not to exceed 6% of participant compensation. Additional discretionary matching contributions are made at the end of each Plan year. These amounts are not guaranteed, and may vary from year to year as the Company is not obligated to make such contributions.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

2. DESCRIPTION OF THE PLAN (CONTINUED)

The Company may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Company's Board of Directors. The Company's annual profit sharing contributions are allocated to each participant's account in the same ratio that each participant's total compensation for the Plan year bears to the total compensation of all participants for such year.

Participants may select from various investment options made available by the Plan. Each participant's account is credited with the participant's contribution, an allocation of the Company's net contribution, if any, Plan earnings and losses, certain administrative expenses and forfeitures. Earnings allocations are based on account balances, as defined.

Employer contributions are subject to a six-year vesting schedule as follows:

 YEARS OF SERVICE   VESTING PERCENTAGE
 ----------------   ------------------
Less than 2                  0%
2 but less than 3           20
3 but less than 4           40
4 but less than 5           60
5 but less than 6           80
6 or more                  100

The vested portion of terminated and retired participants' accounts are normally distributed immediately following a separation from service.

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (7.25% at December 31, 2005) plus 2% calculated on a daily basis. A participant may only have five loans outstanding at any time and one new loan for every 12-month period.

The plan sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically 100% vested in the value of their accounts and will be paid in full.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS

The Plan's investments (including investments purchased and held during the year) appreciated in fair value as follows:

                YEARS ENDED DECEMBER 31
               -------------------------
                   2005          2004
               -----------   -----------
Common stock   $14,470,991   $13,030,345
Mutual funds     4,246,653     5,764,899
               -----------   -----------
               $18,717,644   $18,795,244
               ===========   ===========

Individual investments that represent 5% or more of the fair value of the Plan's assets are as follows:

                                              DECEMBER 31
                                       -------------------------
                                           2005          2004
                                       -----------   -----------
Universal Forest Products Stock Fund   $63,723,363   $48,716,978
Gartmore Morley Stable Value Fund       34,505,352    32,815,929
Van Kampen Growth & Income Fund         12,393,201    11,231,989
Wells Fargo Outlook 2020 Fund                   --     7,581,549

4. FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated April 2, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                            EIN #38-1465835 Plan #001

                                December 31, 2005

IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT        CURRENT VALUE
-----------------------------------------------------   ------------------------------------   -------------
COMMON STOCK:
   Universal Forest Products, Inc.*                     Universal Forest Products Stock Fund    $ 63,723,363

MUTUAL FUNDS:
   American Funds                                       Growth Fund of America                     6,465,125
   Dreyfus                                              Midcap Index Fund                          7,656,794
   Evergreen*                                           International Equity Fund                  4,094,698
                                                        Sht Int Bond Fund                          1,365,313
   Gartmore Morley                                      Stable Value Fund                         34,505,352
   Neuberger & Berman                                   Equity Assets Genesis Assets               7,222,153
   Van Kampen                                           Growth & Income Fund                      12,393,201
   Wachovia Securities*                                 Enhanced Stock Market Fund                 6,370,330
   Wells Fargo Funds                                    Outlook 2040 Fund                          1,665,091
                                                        Outlook 2030 Fund                          2,108,245
                                                        Outlook 2020 Fund                          7,889,048
                                                        Outlook 2010 Fund                          1,440,168
                                                        Outlook Today Fund                           794,934
                                                                                                ------------
                                                                                                  93,970,452
Participant loans receivable*                           Collateralized by vested account
                                                           balances, payable in monthly
                                                           installments with interest rates
                                                           ranging from 5.25% to 11.5%             7,508,889
                                                                                                ------------
                                                                                                $165,202,704
                                                                                                ============

*    Represents party in interest.

There were no assets reportable as acquired and disposed of during the year.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Universal Forest Products, Inc. Employee's Profit Sharing and 401(k) Retirement Plan


Date: June 27, 2006          /s/ Matthew J. Missad
                             --------------------------------------------------
                             Matthew J. Missad, Executive Vice President
                             Universal Forest Products, Inc., Plan Administrator


Date: June 27, 2006          /s/ Michael R. Cole
                             --------------------------------------------------
                             Michael R. Cole, Chief Financial Officer
                             Universal Forest Products, Inc., Plan Administrator

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------
23            Consent of Ernst & Young LLP